UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

ICL GROUP LTD.

1.	Q3 2021 Investor Presentation

 Third Quarter 2021  Financial Results  Raviv Zoller  November 4, 2021  President and CEO

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or company) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, its 2021 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subjected to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in the company’s Annual Report on Form 20-F for the year ended December 31, 2020, and in subsequent filings with the Tel Aviv Stock Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements.Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.  Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, ICL Group disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to the company’s third quarter 2021 press release for the period ended September 30, 2021, and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

3Q'21 summary

Results driven by specialties, with commodity upside

- Another quarter of specialties results improvement
- Another quarter of rising commodity prices
- Overcame higher overall costs and global supply chain challenges
- All four businesses contributed, reporting double-digit growth in sales and EBITDA
- Continued strengthening cash flow generation
- Recent Brazilian acquisitions helped balance traditional seasonality of Innovative Ag Solutions
- Raising guidance expectations



3

 Third quarter 2021  4  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, adjusted EBITDA and margin, and adjusted EPS are non-GAAP financial measures; see reconciliation tables in appendix.  US$M  3Q’21  3Q’20  YoY Change  Sales   $1,790    $1,204   49%  Gross profit   $689    $365   89%  Gross margin  38.5%  30.3%  820 bps  Operating income   $321    $100   221%  Adjusted operating income(1)   $315    $106   197%  Adjusted operating margin(1)  17.6%  8.8%  879 bps  Net income, attributable   $225    $54   317%  Adjusted net income, attributable(1)   $215    $58   271%  Adjusted EBITDA(1)   $421    $226   86%  Adjusted EBITDA margin(1)  23.5%  18.8%  470 bps  Diluted earnings per share  17¢  4¢  325%  Adjusted diluted EPS(1)  17¢  5¢  240%  Operating cash flow  $273  $203  34%

             Key financial metrics  5  Outstanding year-over-year improvement  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Operating Cash Flow  Adjusted EBITDA(1)  Sales  US$M  US$M  US$B  Up 49% YoY  Up 86% YoY  Up $70M YoY

 6  3Q’21 Highlights  Innovative Ag Solutions  Phosphate Solutions  Potash  Industrial Products  Strong demand across end-markets drove higher sales and profit  Record third quarter production at the Dead Sea  Record results for specialties, commodities and YPH, with higher volumes and prices  Results up both organically and with recent Brazilian acquisitions  All divisions delivered double-digit growth in sales and EBITDA  Quarterly profit breaks eight-year record

Industrial Products

Strong end-market demand

Sales
US$M



$500
$400
$300
$200
$100
+43%
$270
$387
3Q'20
3Q'21

EBITDA[(1)]
US$M



$200
$150
$100
$50
$0
+75%
$69
$121
3Q'20
3Q'21

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.



Key highlights

- Continued strong demand
    - Clear brine fluid sales improving, with higher oil prices
    - Specialty minerals performance remained strong
- Record high bromine spot prices in China
- Majority of production at full capacity
    - Raw material and transportation constraints continued
    - Investing in additional capacity and isotanks
    - Annual maintenance shutdown completed in September
- Record quarterly cash flow

7

Potash

Market demand strong, with tight supply



Sales
US$M
$500
$400
$300
$200
$100
+39%
$436
$313
3Q'20
3Q'21



EBITDA(1)
US$M
$150
$100
$50
$0
+79%
$125
$70
3Q'20
3Q'21

Key highlights

- Spot prices continued to increase, with strong global demand
- Record third quarter production at Dead Sea
  - Water Authority appeal successful
- Optimization of Cabanasses mine continues
- Polysulphate sales volume up +90%



(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

8

Phosphate Solutions

Record results, with strong volume and prices



Sales
US$M
Specialty
Commodity
$800
$600
$400
$200
$0
+29%
$506
$292
$214
$655
$346
$309
3Q'20
3Q'21



EBITDA(1)
US$M
Specialty
Commodity
$200
$150
$100
$50
$0
+78%
$83
$47
$36
$148
$51
$97
3Q'20
3Q'21

Key highlights

- Another quarter of record results for specialties, commodities and YPH joint venture
- Food specialties continued to benefit from ICL's global supply chain
- St. Louis alternative protein plant commissioning in December
- Phosphate fertilizer growth due to higher prices, tight supply and strong demand

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

9

Innovative Ag Solutions

Sales up organically and with recent acquisitions



Sales
US$M
Acquisitions
$500
$400
$300
$200
$100
$0
+124%
$387
$177
$173
$210
3Q'20
3Q'21



EBITDA(1)
US$M
Acquisitions
$100
$75
$50
$25
$0
+323%
$55
$33
$13
$22
3Q'20
3Q'21



Key highlights

- Positive momentum continued, with higher pricing, tight supply and increased crop prices
- Brazilian acquisitions' strong performance contributed to significant improvement, helped balance seasonality
- Specialty agriculture sales growth across all product lines
- Raw material cost inflation and logistics challenges continued

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

10

Recent impactful events

Crossing boundaries to make an impact



Innovation

- Expanded into LFP battery technology
- Invested in alternative protein start-up through Planet Hub



Sustainability

- Committed to carbon neutrality by 2050
- Sustainability linked loan
- Gained Polysulphate organic certification



Partnership

- Expanded supply relationship with Haldor Topsoe
- Funded Israeli & Moroccan universities with OCP

11

Key 3Q'21 takeaways

Long-term focus on specialties growth

- Positive momentum across all businesses
- Market dynamics remain strong
- Progressing against sustainability targets
- Confident in ICL's strong global supply chain
- Continued good progress executing against strategic plan



12

 Third Quarter 2021  Financial Results  Kobi Altman  CFO

 Third quarter 2021  14  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, adjusted EBITDA and margin, and adjusted EPS are non-GAAP financial measures; see reconciliation tables in appendix.  US$M  3Q’21  3Q’20  YoY Change  Sales   $1,790    $1,204   49%  Gross profit   $689    $365   89%  Gross margin  38.5%  30.3%  820 bps  Operating income   $321    $100   221%  Adjusted operating income(1)   $315    $106   197%  Adjusted operating margin(1)  17.6%  8.8%  879 bps  Net income, attributable   $225    $54   317%  Adjusted net income, attributable(1)   $215    $58   271%  Adjusted EBITDA(1)   $421    $226   86%  Adjusted EBITDA margin(1)  23.5%  18.8%  470 bps  Diluted earnings per share  17¢  4¢  325%  Adjusted diluted EPS(1)  17¢  5¢  240%  Operating cash flow  $273  $203  34%

 Potash  15  Close to inflection point  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.    Sales  US$M  Average realized potash price per ton      EBITDA(1)  US$M

         Pricing across mineral value chain  16  Commodity price upcycle  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 9.30.21; Supramax - Simpson Spence Young (SSY), as of October 2021; Sulfur - CRU, as of 9.30.21.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Third quarter 2021  17  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Specialty 53%Commodity 47%  Sales by segment  US$M  Acquisitions 46%Organic 54%

 Third quarter 2021  18  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1)  US$M  Adjusted EBITDA(1) by segment  US$M  Specialty 34%Commodity 66%  Acquisitions 60%Organic 40%

Financial strength

Continued growth in cash flow



Highlights for 3Q'21

- Net debt to adjusted EBITDA improved to 2.0 times
- Operating cash flow of $273M vs. $203M in 3Q'20
  - Fourth consecutive quarter of YoY growth
- Free cash flow[1] of $146 vs. $60M in 3Q'20
- Sustainability linked loan of €250M
  - Reducing direct and indirect Scope 1 and Scope 2 CO_2e emissions
    - Targeting annual 4% to 5% reduction
  - Adding Together for Sustainability (TfS) qualified vendors
  - Expanding representation of women in senior management to at least 25%, by end of 2024

(1) Free cash flow is a non-GAAP financial measure; see reconciliation tables in appendix.

19

 Guidance  20  Full year 2021  (1) See guidance and non-GAAP financial measures in appendix. Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $1,450 million to $1,500 million(1) Follows another quarter of strong resultsIncludes Brazilian expansion  Raising expectations

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICLView our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Third Quarter 2021  Financial Results

Results of operations

Third quarter and year-to-date 2021

Industrial Products *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$387**	**$270**	**$1,195**	**$919**
Sales to external customers	$383	$267	$1,183	$909
Sales to internal customers	$4	$3	$12	$10
Segment profit	**$105**	**$50**	**$324**	**$223**
Depreciation and amortization	$16	$19	$47	$54
Capital expenditures	$18	$16	$49	$61
Segment EBITDA	**$121**	**$69**	**$371**	**$277**

Potash *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$436**	**$313**	**$1,233**	**$967**
Sales to external customers	$310	$224	$860	$703
Sales to internal customers	$27	$20	$76	$67
Other and eliminations(1)	$99	$69	$297	$197
Segment profit	**$83**	**$28**	**$155**	**$80**
Depreciation and amortization	$42	$42	$121	$123
Capital expenditures	$63	$76	$200	$192
Segment EBITDA	**$125**	**$70**	**$276**	**$203**

Phosphate Solutions *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$655**	**$506**	**$1,823**	**$1,447**
Sales to external customers	$630	$488	$1,754	$1,392
Sales to internal customers	$25	$18	$69	$55
Segment profit	**$93**	**$28**	**$210**	**$45**
Depreciation and amortization	$55	$55	$166	$156
Capital expenditures	$53	$56	$172	$180
Segment EBITDA	**$148**	**$83**	**$376**	**$201**

Innovative Ag Solutions *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$387**	**$173**	**$865**	**$568**
Sales to external customers	$379	$168	$852	$557
Sales to internal customers	$8	$5	$13	$11
Segment profit	**$46**	**$6**	**$88**	**$35**
Depreciation and amortization	$9	$7	$23	$19
Capital expenditures(2)	$6	$4	$15	$11
Segment EBITDA	**$55**	**$13**	**$111**	**$54**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Not including capital expenditures for the Brazilian acquisitions in the first half of 2021. For further information, see Note 3 to the company's interim financial statements in the current quarter's 6-K report.

23

 Industrial Products  24  Third quarter and year-to-date 2021  US$M  3Q Sales  YTD Sales  2020  $270  $919  Quantities  $72  $181  Prices  $44  $78  Exchange rates  $1  $17  2021  $387  $1,195  US$M  3Q Segment EBITDA  YTD Segment EBITDA  2020  $69  $277  Quantities  $39  $84  Prices  $44  $78  Exchange rates  ($4)  ($6)  Raw materials  ($16)  ($36)  Energy  -  $1  Transportation  ($7)  ($13)  Operating and other expenses  ($4)  ($14)  2021  $121  $371  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  Industrial Products US$M  3Q’21  3Q’20  YTD’21  YTD’20  Segment sales   $387    $270    $1,195    $919   Sales to external customers   $383    $267    $1,183    $909   Sales to internal customers   $4    $3    $12    $10   Segment profit   $105    $50    $324    $223   Depreciation and amortization   $16    $19    $47    $54   Capital expenditures   $18    $16    $49    $61   Segment EBITDA  $121  $69  $371   $277

Potash

Third quarter and year-to-date 2021



Potash *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$436**	**$313**	**$1,233**	**$967**
Sales to external customers	$310	$224	$860	$703
Sales to internal customers	$27	$20	$76	$67
Other and eliminations(1)	$99	$69	$297	$197
Gross profit	**$216**	**$115**	**$508**	**$334**
Segment profit	**$83**	**$28**	**$155**	**$80**
Depreciation and amortization	$42	$42	$121	$123
Capital expenditures	$63	$76	$200	$192
Average realized price(2)	$317	$220	$285	$231
Segment EBITDA	**$125**	**$70**	**$276**	**$203**

Potash production and sales *000s of tons*	3Q'21	3Q'20	YTD'21	YTD'20
Production	1,152	1,064	3,326	3,319
Total sales, including internal sales	1,064	1,111	3,287	3,333
Closing inventory	314	401	314	401

US$M	3Q Sales	YTD Sales
2020	**$313**	**$967**
Quantities	$24	$68
Prices	$98	$179
Exchange rates	$1	$19
2021	**$436**	**$1,233**

US$M	3Q Segment EBITDA	YTD Segment EBITDA
2020	**$70**	**$203**
Quantities	($7)	($6)
Prices	$98	$179
Exchange rates	($7)	($23)
Energy	($4)	($10)
Transportation	($32)	($59)
Operating and other expenses	$7	($8)
2021	**$125**	**$276**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

25

 External potash metrics  26  Average market prices and imports  Sources: CRU (Fertilizer week Historical Price: October 2021), FAI, Brazil and Chinese customs data.  Average prices  3Q’21  3Q’20  YoY Change  2Q’21  QoQ Change  Granular potash – BrazilCFR spot US$ per ton  $674  $239  182%  $383  76%  Granular potash – Northwest EuropeCIF spot/contract € per ton  $409  $241  70%  $256  60%  Standard potash – Southeast AsiaCFR spot US$ per ton  $449  $240  87%  $281  60%  Potash imports in millions of tons            To Brazil  4.0  3.3  21%  3.0  33%  To China  1.5  2.9  -48%  2.0  -25%  To India  0.7  1.5  -53%  0.6  19%

Phosphate Solutions

Third quarter and year-to-date 2021



Phosphate Solutions *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$655**	**$506**	**$1,823**	**$1,447**
Sales to external customers	$630	$488	$1,754	$1,392
Sales to internal customers	$25	$18	$69	$55
Segment profit	**$93**	**$28**	**$210**	**$45**
Depreciation and amortization	$55	$55	$166	$156
Capital expenditures	$53	$56	$172	$180
Segment EBITDA	**$148**	**$83**	**$376**	**$201**

Phosphate Solutions *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$655**	**$506**	**$1,823**	**$1,447**
Specialty	$346	$292	$968	$844
Commodity	$309	$214	$855	$603
Segment profit	**$93**	**$28**	**$210**	**$45**
Specialty	$37	$35	$109	$93
Commodity	$56	($7)	$101	($48)
Segment EBITDA	**$148**	**$83**	**$376**	**$201**
Specialty	$51	$47	$149	$134
Commodity	$97	$36	$227	$67

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

US$M	3Q Sales	YTD Sales
2020	**$506**	**$1,447**
Quantities	$10	$65
Prices	$128	$243
Exchange rates	$11	$68
2021	**$655**	**$1,823**

US$M	3Q Segment EBITDA	YTD Segment EBITDA
2020	**$83**	**$201**
Quantities	$15	$24
Prices	$128	$243
Exchange rates	($4)	($2)
Raw materials	($55)	($95)
Energy	-	$1
Transportation	($11)	($22)
Operating and other expenses	($8)	$26
2021	**$148**	**$376**

27

 External phosphate metrics  28  Commodities market  Average prices ($/ton)  3Q’21  3Q’20  YoY Change  2Q’21  QoQ Change  DAPCFR India spot  $643  $338  90%  $565  14%  TSP GranularCFR Brazil spot  $629  $246  156%  $527  19%  SSPCPT Brazil inland 18% to 20% P2O5 spot  $334  $170  96%  $250  34%  SulfurBulk FOB Adnoc Monthly contract  $176  $59  198%  $185  (5%)  Sources: CRU (Fertilizer week Historical Price:October 2021).

Innovative Ag Solutions

Third quarter and year-to-date 2021

Innovative Ag Solutions *US$M*	3Q'21	3Q'20	YTD'21	YTD'20
Segment sales	**$387**	**$173**	**$865**	**$568**
Sales to external customers	$379	$168	$852	$557
Sales to internal customers	$8	$5	$13	$11
Segment profit	**$46**	**$6**	**$88**	**$35**
Depreciation and amortization	$9	$7	$23	$19
Capital expenditures[(1)]	$6	$4	$15	$11
Segment EBITDA	**$55**	**$13**	**$111**	**$54**

US$M	3Q Sales	YTD Sales
2020	**$173**	**$568**
New Brazilian Businesses' contribution	$177	$185
Quantities	$15	$48
Prices	$14	$22
Exchange rates	$8	$42
2021	**$387**	**$865**

US$M	3Q Segment EBITDA	YTD Segment EBITDA
2020	**$13**	**$54**
New Brazilian Businesses' contribution	$33	$28
Quantities	$6	$13
Prices	$14	$22
Exchange rates	-	$4
Raw materials	($8)	($11)
Transportation	($1)	($1)
Operating and other expenses	($2)	$2
2021	**$55**	**$111**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

(1) Not including capital expenditures for the Brazilian acquisitions in the first half of 2021. For further information, see Note 3 to the company's interim financial statements in the current quarter's 6-K report.

29

Consolidated results analysis

Third quarter 2021

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
3Q'20	**$1,204**	**($1,104)**	**$100**		
Total adjustments 3Q'20*	-	$6	$6		
Adjusted 3Q'20 figures	**$1,204**	**($1,098)**	**$106**	**$226**	
New Brazilian Businesses' contribution	$177	($144)	$33	$33	**Positive** – includes acquisition of Agro Fertiláqua Participações S.A. and Compass Minerals América do Sul S.A. (ADS).
Quantities	$102	($56)	$46	$46	**Positive** – higher sales volumes of bromine-based industrial solutions, bromine-based flame retardants, and acids.
Prices	$286	-	$286	$286	**Positive** – increase in selling prices of phosphate fertilizers, increase in average realized price per ton of potash, record elemental bromine prices in China, and higher selling prices of bromine- and phosphorus-based flame retardants.
Exchange rates	$21	($38)	($17)	($17)	**Negative** – appreciation of Israeli shekel and British pound against U.S. dollar. **Positive** – appreciation of Euro and Chinese yuan against U.S. dollar.
Raw materials	-	($82)	($82)	($82)	**Negative** – higher prices of sulfur and raw materials used in production of bromine- and phosphorus-based flame retardants.
Energy	-	($4)	($4)	($4)	
Transportation	-	($51)	($51)	($51)	**Negative** – higher marine transportation costs.
Operating and other expenses	-	($2)	($2)	($16)	
Adjusted 3Q'21 figures	**$1,790**	**($1,475)**	**$315**	**$421**	
*Total adjustments 3Q'21**	-	$6	$6		
3Q'21	**$1,790**	**($1,469)**	**$321**		

** See adjustments to reported operating and net income (non-GAAP) in the current quarter's 6-K report.*

30

Consolidated results analysis

Year-to-date 2021

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
YTD'20	**$3,726**	**($3,663)**	**$63**		
Total adjustments YTD'20*	-	$303	$303		
Adjusted YTD'20 figures	**$3,726**	**($3,360)**	**$366**	**$722**	
New Brazilian Businesses' contribution	$185	($157)	$28	$28	**Positive** – includes Agro Fertiláqua Participações S.A. and ADS.
Quantities	$339	($237)	$102	$102	**Positive** – higher sales volumes of bromine-based industrial solutions, bromine-based flame retardants, acids, and Innovative Ag Solutions products.
Prices	$522	-	$522	$522	**Positive** – increase in selling prices of phosphate fertilizers and acids, increase in average realized price per ton of potash, record elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.
Exchange rates	$145	($180)	($35)	($35)	**Negative** – appreciation of Israeli shekel and British pound against U.S. dollar. **Positive** – appreciation of Euro and Chinese yuan against U.S. dollar.
Raw materials	-	($143)	($143)	($143)	**Negative** – higher prices of sulfur and raw materials used in production of bromine- and phosphorus-based flame retardants.
Energy	-	($8)	($8)	($8)	**Negative** – increase in electricity prices.
Transportation	-	($96)	($96)	($96)	**Negative** – higher marine transportation costs.
Operating and other expenses	-	-	-	($25)	
Adjusted YTD'21 figures	**$4,917**	**($4,181)**	**$736**	**$1,067**	
*Total adjustments YTD'21**	-	$13	$13		
YTD'21	**$4,917**	**($4,168)**	**$749**		

** See adjustments to reported operating and net income (non-GAAP) in the current quarter's 6-K report.*

31

Sales by geographic location  32  Third quarter 2021  SalesUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions    Other Activities    Reconciliations    Consolidated      3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  Europe   $121    $112    $100    $73    $200    $168    $92    $71   $5  $7  ($23)  ($20)  $495  $411  Asia   $149    $80    $111    $120    $181    $128    $37    $32   -  -  ($2)  -  $476  $360  North America   $86    $60    $46    $8    $132    $101    $28    $26   -  -  ($1)  ($1)  $291  $194  South America   $14    $6    $130    $66    $93    $51    $188    $7   -  -  -  ($1)  $425  $129  Rest of World   $17    $12    $49    $46    $49    $58    $42    $37   $1  $1  ($55)  ($44)  $103  $110  Total   $387    $270    $436    $313    $655    $506    $387    $173   $6  $8  ($81)  ($66)  $1,790  $1,204

 Finance expenses  33  Third quarter and year-to-date 2021  (1) Average liabilities during given quarter.Note: Numbers may not add, due to rounding and set-offs.  US$M  3Q’21  3Q’20  YTD’21  YTD’20  Average net debt(1)  $3,000  $2,825  $2,870  $2,720  Weighted average interest rate  3.7%  3.7%  3.8%  3.9%  Interest expenses  $28  $26  $81  $80  Interest capitalization  ($4)  ($6)  ($15)  ($18)  Interest expenses, net  $24  $20  $66  $62  Total hedging and balance sheet revaluation  $6  $2  $11  $34  Interest and exchange rate impact on LT liabilities of leasing and employees and other  $4  $7  $7  $16  Net financial expenses  $34  $29  $84  $112

 Adjusted effective tax rate  34  Third quarter and year-to-date 2021  (1) See reconciliation table.Note: Numbers may not add, due to rounding and set-offs.  US$M  3Q’21  3Q’20  YTD’21  YTD’20  Adjusted income before tax(1)  $281  $79  $653  $258  Normalized tax rate  21%  20%  22%  21%  Normalized tax expenses  $58  $16  $144  $53  Carryforward losses for which deferred taxes were not recognized and other  ($7)  ($1)  ($3)  $6  Exchange rate impact  ($2)  $1  ($7)  $1  Adjusted tax expenses  $49  $16  $134  $60  Effective tax rate  17%  20%  21%  23%  Tax adjustments  ($4)  ($2)  ($2)  ($59)  Reported provision for income taxes  $45  $14  $132  $1

 Reconciliation tables  35  Slide one of two  (1) Also includes proceeds from sale of property, plants and equipment (PP&E).Note: Numbers may not add, due to rounding and set-offs.  Calculation of segment EBITDA and marginUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions      3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  3Q’21  3Q’20  Segment sales  $387  $270  $436  $313  $655  $506  $387  $173  Segment profit  $105  $50  $83  $28  $93  $28  $46  $6  Depreciation and amortization  $16  $19  $42  $42  $55  $55  $9  $7  Segment EBITDA  $121  $69  $125  $70  $148  $83  $55  $13  Segment EBITDA margin  31%  26%  29%  22%  23%  16%  14%  8%  Calculation of free cash flow US$M  3Q’21  3Q’20  YTD’21  YTD’20  Cash flow from operations  $273  $203  $721  $546  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(1)  ($127)  ($143)  ($422)  ($438)  Free cash flow  $146  $60  $299  $108  Calculation of adjusted income before tax US$M  3Q’21  3Q’20  YTD’21  YTD’20  Adjusted operating income  $315  $106  $736  $366  Finance expenses, net  ($34)  ($29)  ($84)  ($112)  Share in earnings of equity-accounted investees and adjustments to financial expenses  -  $2  $1  $4  Adjusted income before tax   $281  $79  $653  $258

 Reconciliation tables  36  Slide two of two  (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release.(2) Quarterly net debt to adjusted EBITDA ratio was calculated by dividing net debt by past four quarters adjusted EBITDA.Note: Numbers may not add, due to rounding and set-offs.  Calculation of adjusted EBITDA US$M  3Q’21  2Q’21  1Q’21  4Q’20  3Q’20  FY’20  FY’19  FY’18  Net income attributable to shareholders of the company  $225  $140  $135  $65  $54  $11  $475  $1,240  Financing expenses, net  $34  $30  $20  $46  $29  $158  $129  $158  Taxes on income  $45  $64  $23  $24  $14  $25  $147  $129  Minority and equity profit, net  $17  $9  $7  $4  $3  $8  $5  ($8)  Operating income  $321  $243  $185  $139  $100  $202  $756  $1,519  Minority and equity profit, net  ($17)  ($9)  ($7)  ($4)  ($3)  ($8)  ($5)  $8  Depreciation and amortization  $123  $124  $117  $129  $123  $489  $443  $403  Adjustments(1)  ($6)  ($7)  -  $4  $6  $307  $4  ($766)  Adjusted EBITDA  $421  $351  $295  $268  $226  $990  $1,198  $1,164  Net debt to adjusted EBITDA(2) US$M  3Q’21  Net debt  $2,634  Adjusted EBITDA  $1,335  Net debt to adjusted EBITDA  2.0

 Guidance and non-GAAP financial measures  37  GuidanceThe company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation, in particular because special items, such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law.Non-GAAP financial measuresWe disclose in this presentation non-IFRS financial measures titled: adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and presents free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income.” Certain of these items may recur. We calculate our adjusted net income attributable to the company’s shareholders by adjusting our adjusted operating income, net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in our quarterly earnings release, excluding the total tax impact of such adjustments. We calculate our adjusted EBITDA by adding depreciation and amortization back to adjusted operating income. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of adjusted EPS.” We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding proceeds from the sale of property, plant and equipment, and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow.” You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EPS or EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, EBITDA and free cash flow may differ from those used by other companies. However, we believe such non-GAAP measures provide useful information to both management and investors by excluding certain expenses management believes are not indicative of our ongoing operations. In particular, for free cash flow, we adjust our CAPEX to include any proceeds from the sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. We believe these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based, in part, on management’s best estimates of the impact of the main trends in its businesses. We have based the preceding discussion on our financial statements. You should read the preceding discussion together with our financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 4, 2021